EXHIBIT 99.10

February 15, 2000

Horizon Marketing & Research, Inc.
Attn: Mr. Stanley Cruitt, President
525 Roslyn Road
Winston-Salem
North Carolina 27104

Dear Mr. Cruitt,

Re: YOUR AGREEMENT TO PROVIDE SERVICES TO ALR TECHNOLOGIES INC. (the AAgreement@)

The purpose of this letter is to confirm our understanding on the terms of Horizon Marketing & Research, Inc.=s (AHorizon@) agreement to provide Stanley Cruitt= s services on a contract basis to serve as President of ALR Technologies Inc. ("ALRT" or the ACompany@). We agree that, as between Horizon and ALRT, the following terms apply:

1. Independent Contractor Relationship

1.1 We are pleased to confirm that ALRT will employ you, as a hired employee of Horizon, on a contract basis and as an arm=s length independent contractor providing management services to ALRT. As used in this Agreement, Ayou@ means either you as an individual or Horizon, as the context requires.

1.2 ALRT will engage your services during the Term to serve as President of ALRT, with all attendant duties and responsibilities. Notwithstanding your engagement as an officer of ALRT, your services are engaged solely on a contract basis during the Term. Your duties as President will be as agreed between you and ALRT from time to time.

1.3 This agreement has been reached and is effective as of the 15th day of February, 2000 (the AEffective Date@). However, your engagement as President of ALRT and payment of the salary described in Section 2.1 will commence on April 1, 2000.

1.4 You will be solely responsible for deducting and remitting all withholding taxes, income taxes, claims or assessments from income tax or other statutory deductions which are made under statutory authority, and all the deductions required by any applicable statute, arising out of your provision of services to ALRT. Further, you will be solely responsible for and file all returns reporting the compensation paid pursuant to this Agreement and required under all applicable federal and state statutes. You will indemnify ALRT against any claims or assessments related to your failure to report such compensation or to pay required income, withholding or other taxes related to your receipt of compensation pursuant to this Agreement.

2. Compensation

2.1 Your compensation for the services provided pursuant to this Agreement will include compensation payable during the Term in the amount of U.S. $156,600 per annum and paid in equal monthly installments in the amount of $13,050, payable on the last day of each month, prorated for any partial month during the Term. You authorize ALRT to deduct from any payment due to you at any time, including any payments with respect to the termination of this Agreement, any amounts owed to ALRT by reason of your purchases from ALRT, or any advances or loans made to you by ALRT.

2.2 You will be entitled to four weeks of paid vacation per annum.

3 Your Obligations to ALRT

3.1 You agree that you will comply with ALRT policies as amended from time to time.

3.2 In the course of your duties, you will obtain knowledge of ALRT matters of a technical or business nature that are confidential, such as know-how, trade secrets, secret business information, plans, data, processes, techniques, customer information, inventions, discoveries, patterns, devices, etc., but specifically excluding such information and skills generally known in ALRT=s trade and business, information made public by ALRT or generally of a public nature, and knowledge of ALRT not constituting a trade secret (the AConfidential Information@) You agree that such Confidential Information shall not be disclosed to anyone outside the employment of ALRT (whether as an employee, independent contractor or otherwise) without the express written authorization of ALRT.

3.3 You acknowledge that, by reason of your agreement to provide services to ALRT, you will acquire certain skills, knowledge and experience, as well as contacts with customers of ALRT and other employees of ALRT who are engaged in the business of ALRT. As a consequence, you agree that, during the performance of the services that are the subject of this Agreement, you will not, for any reason, either directly or indirectly, either as an individual or as a partner or joint venturer or as an employee, principal, consultant, agent, shareholder, officer, director or representative for any person, association, organization, or in any manner:

(a) solicit, service, obtain, or accept orders for products or services competitive with those of ALRT from any of ALRT's actual or prospective customers; or

(b) commence, engage in, or participate in any business competitive with that of ALRT within the geographic area in which ALRT does business; or

(c) solicit, divert, take away, interfere with, or attempt to induce any employee or agent of ALRT to leave his/her employ or other relationship with ALRT in order to participate in any business competitive with ALRT; or

(d) take any active steps whatsoever to commence any competitive business, or to join any person or entity concerned with or engaged or interested in a business which is the same as, or competitive with, the business of ALRT.

3.4 You acknowledge and agree that without prejudice to any and all other rights of ALRT, in the event of your violation of any of the covenants contained in this Agreement, an injunction seeking the specific performance of this Agreement or to enjoin you from performing acts prohibited by this Agreement will be the only effective remedies to protect ALRT's rights and property.

4. Termination for Cause

4.1 Your engagement with ALRT and the Term of this Agreement may be terminated by ALRT at any time for Cause or Material Breach, by written notice from ALRT to you of such termination.

4.2 As used in this Agreement, ACause@ means:

4.2.1 Any act of fraud, misappropriation, embezzlement or like act of dishonesty;

4.2.2 Gross misconduct, misfeasance or malfeasance in connection with the services performed by you pursuant to this Agreement, which shall include absolute neglect of duty, gross negligence, disloyalty, unnecessarily endangering, damaging or destroying life or property, or similar conduct injurious to the business of ALRT;

4.2.3 Behavior which adversely reflects on the reputation of ALRT, such as substance abuse, public intoxication, conviction of a felony involving moral turpitude, or acts of similar magnitude.

4.3 As used in this Agreement, AMaterial Breach@ means material neglect by you of your duties and obligations under, or a material breach by you of the provisions of, this Agreement, which neglect or breach continues for a period of thirty (30) days after you are given written notice specifying in detail the breach, and an opportunity to cease or cure such neglect or breach.

5. Termination Without Cause

5.1 ALRT may terminate your employment at any time without cause by providing written notice to you, specifying that the termination is Awithout cause @. The notice of termination will be effective thirty (30) days after delivery to you, or at any later time specified in the notice.

6. Termination by You

6.1 You may terminate this Agreement at any time by providing ALRT with 30 days prior written notice. ALRT may elect to waive the requirement that you provide notice, in which case this Agreement would end forthwith.

6.2 If this Agreement is terminated by you as a result of a Constructive Termination by ALRT, then for all purposes this Agreement shall be considered to have been terminated without Cause by ALRT pursuant to Section 5.1 above. For purposes of this Agreement, AConstructive Termination@ shall mean:

6.2.1 Any material change or assignment of your functions, duties, responsibilities or title by ALRT which would cause your engagement with ALRT to become of less dignity, responsibility, importance or scope from the position described in this Agreement;

6.2.2 Any breach or default by ALRT of the terms of this Agreement, which breach or default is not ceased or cured within thirty (30) days of written notice from you specifying such breach; or

6.2.3 The failure of ALRT on more than one occasion to pay to you as and when due the compensation required by the terms of this Agreement.

7. Term of This Relationship

7.1 The term of this Agreement will be a three-year duration commencing on the Effective Date. ALRT may, in its sole discretion, renew this Agreement for successive terms of duration decided by ALRT by providing written notice to you. Absent agreement or notice to you regarding renewal or non-renewal, this Agreement will be deemed to be renewed immediately prior to its expiration for a one-year term. The initial three year term plus any extensions thereof, until this Agreement is terminated according to its terms, is referred to herein as the ATerm@.

7.2 While it is the hope of ALRT to continue with you in a long-term relationship, this Agreement should not be construed as any guarantee or promise of your continued engagement by ALRT.

8. ALRT Options

8.1 ALRT hereby grants directly to Stanley Cruitt, as of the Effective Date, options to purchase from ALRT up to 4,000,000 shares of ALRT stock at a purchase price of $0.25 per share (the A Options@). The Options will expire five (5) years after the Effective Date (the AOption Term@).

8.2 The Options will vest on the following basis:

8.2.1 2,000,000 will vest upon execution of this agreement, plus

8.2.2 For the remaining 2,000,000 Options (ARemaining Options@), for every 1,000,000 Medication Reminders sold by ALRT during the Term of this Agreement, Options to purchase 200,000 shares will vest and become immediately exercisable to a maximum of 2,000,000 Remaining Options. Therefore, if ALRT sells a cumulative total of 10,000,000 Medication Reminders, all 2,000,000 of the Remaining Options will be vested.

8.3 The Options will become immediately vested and exercisable prior to the effective date of the dissolution ALRT, or of a reorganization, merger (other than with an affiliate) or consolidation of ALRT, or the sale of more than fifty percent (50%) of ALRT=s stock or assets (a ASale Transaction@ ), upon the approval and adoption of any definitive agreement related to such Sale Transaction. ALRT agrees to provide for the exercise of the Options and the purchase or redemption of the Option shares as a part of such Sale Transaction, if you so elect, other than payment of the purchase price which will remain your responsibility.

8.4 ALRT agrees that if the outstanding shares of common stock of ALRT are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of ALRT through reorganization, recapitalization, reclassification, stock dividend, stock split, amendment to the company=s organizational documents or reverse stock split, an appropriate adjustment will be made in the number and/or kind or securities allocated to the Options granted by this Agreement, without change in the aggregate purchase price applicable to the unexercised portion of the Options, but with a corresponding adjustment in the price for each share or other unit of any security then covered by the Options. This section will not apply to any sale of stock for value by ALRT or any other transaction in which ALRT receives new consideration.

8.5 In the event this Agreement is terminated by ALRT with Cause, or voluntarily by you, all vested and unexercised Options will remain exercisable by Stanley Cruitt for a period of thirty (30) days following such termination. Any unvested Options as of the effective date of such termination will be cancelled.

8.6 In the event that this Agreement is terminated by ALRT without Cause, or as a result of a Constructive Termination by ALRT, all of the remaining unvested Options will become immediately vested and exercisable. You may exercise any remaining unexercised Options at any time prior to expiration of the Option Term.

8.7 In the event of your death or disability, on or after August 15, 2000, all of the remaining unvested Options will become immediately vested and exercisable. Your executor, personal representative, heirs or other representative may exercise any remaining unexercised Options at any time prior to expiration of the Option Term.

9. Incentive Compensation

9.1 The Company agrees to pay you a commission of 1% of net sales (defined as gross sales revenue less discounts) based on the sales made by ALRT during the Term of this Agreement, or occurring after the Term of this Agreement but generated by ALRT during the Term of this Agreement, as evidenced by purchase orders.

9.2 No commission will be payable on sales occurring subsequent to the sale of the Company.

9.3 No commission will be payable on sales generated or initiated subsequent to the termination of this Agreement.

9.4 You will be a member of the management group that will be required to enter into a non-compete agreement in connection with a Sale Transaction. In consideration of the non-compete agreement, you will participate in a pool of funds (the APool@), which will be based on the sale price of the Company upon the occurrence of a Sale Transaction. Your minimum share of the Pool will be twenty percent (20%). The Board of Directors of ALRT will determine whether you should receive any greater share of the Pool.

The gross amount of the Pool distributable among the management group will be based on the following sales price ranges for the Company, payable upon the occurrence of any Sale Transaction:

Sales Price
From $ 0 $25,000,000%50,000,000 over or equal to	To $ 24,999,999 $ 49,999,999 $199,999,999 $200,000,000	Participation 2% plus 3% plus 4% plus 5%

As an example, if the stock of the Company or its assets were to be sold for $40,000,000, the Pool would be calculated as follows: 2% x 24,999,999 = $500,000, plus 3% x (40,000,000 - 24,999,999 = 15,000,001) = $450,000, for a total Pool of $950,000, and you would be entitled to at least 20% of the Pool, or $190,000.

9.5 If this Agreement is terminated with Cause, you will not be entitled to participate in the Pool

9.6 If this Agreement is terminated without Cause, your minimum share of the Pool will remain at twenty percent (20%) and you will be entitled to the Pool payment upon the occurrence of a Sale Transaction, as if this Agreement were in full force and effect at such time.

9.7 If you voluntarily terminate this Agreement at any time before the occurrence of a Sale Transaction (and other than in conjunction with such Sale Transaction), you will no longer be entitled to participate in the Pool.

10. Expenses

10.1 The Company will be responsible for all of your reasonable expenses incurred in the course of your performing the services for ALRT contemplated by this Agreement. You agree to provide reasonable documentation such as is acceptable for ALRT=s income tax documentation with respect to any expenses for which reimbursement is claimed.

11. General

11.1 In the event that any provision of this Agreement is declared to be void or invalid by a court of competent jurisdiction or any other adjudicative body whatsoever, the remaining provisions or parts of the Agreement are severable and shall remain in full force and effect.

11.2 This Agreement is governed by and is to be construed according to the laws of the State of Nevada.

11.3 A waiver expressed or implied by ALRT of any default by you in the observance or performance of this Agreement does not constitute and is not to be construed as a waiver or condonation of any subsequent or other default.

11.4 No modification of this Agreement is valid unless made in writing and signed by both parties.

11.5 Tme is of the essence of this Agreement.

We trust the terms of this letter are agreeable to you. You confirm that you have received independent legal advice with respect to this Agreement. The signature of ALRT=s authorised officer or director below indicated ALRT=s acceptance of these terms, and upon your acceptance of these terms, this letter will become a binding agreement between ALRT and you. Please signify your acceptance of these terms by signing below.

Yours very truly,

ALR TECHNOLOGIES INC.

__________________________________

Sidney S. Chan, Director

The undersigned accepts and agrees to the terms of this Agreement, effective as of the Effective Date, and in witness thereof has caused this Agreement to be executed by its duly authorised officer this the ____ day of , 2000

HORIZON MARKETING AND RESEARCH, INC.

___________________________

Stanley Cruitt, President